VIA EDGAR AND FACSIMILE

July 9, 2008

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: Craig Wilson

Mail Stop 4561

Re:	Rackable Systems
Item 4.02 Form 8-K
Filed May 28, 2008
File No. 000-51333

Dear Mr. Wilson:

On behalf of Rackable Systems, Inc. (“Rackable” or the “Company”), this letter responds to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) made in a letter dated May 30, 2008 (the “Comment Letter”). That letter addressed the above-referenced filing. The numbered paragraphs below correspond to the paragraph numbers of the Staff letter.

Form 8-K Filed May 28, 2008

1.	“We note your disclosure in your Form 10-K for the fiscal year ended December 29, 2007 that you had a material weakness related to inventory valuation resulting from: (i) items relating to the calculation of purchase price variances and excess and obsolete inventory reserve adjustments and; (ii) reviews of inventory valuations not being performed with sufficient precision. Please describe to us the nature of the relationship, if any, between your previously reported material weakness and the errors identified in your account reconciliations that resulted in your restatement of your Form 10-Q for the fiscal quarter ended March 29, 2008.”

The Company concludes that these first quarter errors result from the same control deficiencies giving rise to our previously reported inventory valuation material weakness.

As noted in our Form 8-K, during the course of reviewing account reconciliations during the second quarter of the Company’s fiscal year, Rackable Systems management identified an error, which occurred in the first quarter.

Specifically, during the Company’s internal monthly close for April 2008 (i.e. the first month of the Company’s fiscal second quarter), the Company observed that gross margins exceeded the expected range based on products shipped in the month. The Company performed additional analysis which revealed that favorable material substitution variances included in the April 2008 gross margin should have been recognized and reported in the fiscal quarter ended March 29, 2008 (“Q1 2008”). In addition, the Company noted that these work orders were reflected in the Company’s automated inventory accounting system in a “completed” status at March 29, 2008 and therefore the work orders should have been analyzed and any financial impact reflected in the Company’s Q1 2008 close process. Because the Q1 2008 review of inventory valuation was not performed with sufficient precision, the accounting for these job close variances was not reflected in inventory valuation and cost of revenue in Q1 2008.

2.	“We note your statement that the charges described in your Form 4.02 8-K related only to your fiscal quarter ended March 29, 2008. Please tell us more about the nature of the reconciliation errors, the specific accounts affected, and how you concluded the errors were isolated to your first fiscal quarter.”

The reconciliation errors resulted from not timely closing manufacturing work orders related to products manufactured and shipped during the Company’s first fiscal quarter of 2008. The accounts directly affected by the errors were inventory (understated) and cost of revenue (overstated). In order to verify that the errors were isolated to the first fiscal quarter of 2008, the Company performed a review of all completed and open work orders as of December 29, 2007, the end of the Company’s fiscal 2007 year, to determine whether there were any variances that had not been correctly identified and accounted for. Based on this review, the Company determined that there were no material variances that were incorrectly recorded in fiscal 2007. In addition, the Company performed a review of all completed and open work orders for the first five months of its fiscal year 2008 and found no additional errors.

Amendment

In the Comment Letter, the Staff further requested the following:

“As appropriate, please amend your filing and respond to these comments…”

As disclosed in Item 4.02 Form 8-K Filed May 28, 2008, the Company is amending its Form 10-Q for Q1 2008, on Form 10-Q/A, as appropriate and in compliance with this request. The proposed text for the Explanatory Note of that Form 10-Q/A is attached as Exhibit 1 to this Comment Letter.

As requested by the Commission and in connection with responding to the Staff’s comments with respect to the above referenced filings, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this response please contact me at (510) 933-8045.

Very truly yours, Rackable Systems, Inc

/s/ James D. Wheat
James D. Wheat Senior Vice President and Chief Financial Officer

EXHIBIT 1

QUARTERLY REPORT ON FORM 10-Q/A

For the fiscal quarter ended March 29, 2008

EXPLANATORY NOTE

Rackable Systems, Inc. (“the Company”) is filing this Amendment No. 1 on Form 10-Q/A, Amendment No. 1 (the “Amendment”) to its Quarterly Report on Form 10-Q for the three months ended March 29, 2008, which was originally filed on May 8, 2008, (the “Original Form 10-Q”) , restating our condensed consolidated balance sheet as of March 29, 2008 and the related condensed consolidated statements of operations and cash flows for the three months ended March 29, 2008, including the condensed consolidated footnotes.

Subsequent to the original filing, the Company concluded that errors existed in the Original Form 10-Q related to the accounting of favorable material variances which affected inventory and cost of revenue. Following disclosure of the error to the Audit Committee of the Rackable Systems Board of Directors (“Audit Committee”) at a meeting held on May 27, 2008, management concluded, and the Audit Committee agreed, that the financial statements of Rackable Systems for the three months ended March 29, 2008, should no longer be relied upon and that the previously issued financial statements should be restated. The overall impact of the adjustments was a decrease in cost of revenue and an increase in inventory of $1.5 million. This restatement also includes the correction of other errors that were considered immaterial and not included in our Original Form 10-Q, which resulted in a reduction of $0.3 million of loss before income taxes. These errors resulted from a miscalculation of an inventory reserve, incorrect adjustments to certain accrued liabilities and reserves and miscellaneous reclassification entries. The overall tax impact of the adjustments set forth above resulted in an increase in the benefit for income taxes of $0.3 million.

The restatement did not affect our disclosures in any items of the Original Form 10-Q other than Items 1 and 2 of Part I and, accordingly, the unaffected items of the Original Form 10-Q are not repeated herein. The errors causing the restatement occurred in areas of material weakness in our internal controls that were previously disclosed in Item 4, Part I of the Original Form 10Q. The Company believes that the errors prompting the restatement are related to the lack of sufficient precision in the review of inventory valuations, and therefore encompassed by Item 4, Part I of the Company’s previously disclosed material weakness as set forth in the Original Form 10-Q. In particular, work orders related to product that shipped for the three months ended March 29, 2008 were not closed timely, resulting in inventory values being relieved in excess of actual cost.

For more detailed information about the restatement, please see Note 2, “Restatement of condensed consolidated financial statements as of and for the three months ended March 29, 2008” in the accompanying condensed consolidated financial statements and “Restatement of Previously Issued Financial Results” in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of this quarterly report.

This Form 10-Q/A does not reflect events occurring after the filing of the Original Form 10-Q, other than the restatement for the matter discussed above.

Also attached to this Amendment is an exhibit index disclosing the filing of the certifications required to be filed as exhibits to this Amendment, as well as such certifications.

This quarterly report on Form 10-Q/A should be read in conjunction with our Form 10-K for our fiscal year ended December 29, 2007.

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